OFFERING MEMORANDUM

PART II OF THE OFFERING STATEMENT (EXHIBIT A TO FORM C)

December 20, 2021



Up to $5,000,000 Class A Common Stock

Minimum Target Amount: $3,000
Up to 500,000,000 Shares at $0.01 Per Share

Consumer Cooperative Group, Inc (the "Company," "we," "us", or "our"), is offering up to $5,000,000 worth of Class A Common Stocks of the Company (the "Shares"). Purchasers of Shares are sometimes referred to herein as "Purchasers". The minimum target offering is $3,000. (the "Target Amount"). This offering is being conducted on a best-efforts basis and the Company must reach its Target Amount of $3,000 by June 3, 2022. Unless the Company raises at least the Target Amount of $3,000. (the "Closing Amount") by June 3, 2022, no Shares will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned. The Company will accept oversubscriptions in excess of the Target Amount up to $5,000,000 (the "Maximum Amount") on a first come, first served basis. If the Company reaches its Closing Amount prior to June 3, 2022, the Company may conduct the first of multiple closings, provided that the offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum number of Class A Common Stocks that can be purchased is One (1), representing a $100 minimum investment (10,000 shares) per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale, and withdrawal at any time.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Preferred Shares have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Preferred Shares offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature. These Preferred Shares are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Preferred Shares are exempt from registration. The Company filing this Form C for an

Offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§227.100 et seq.) must file a report with the Commission annually and post the report on its website at ccg.coop no later than 120 days after the end of each fiscal year covered by the report.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering. The Company:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3) (the "Company Act"), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEARTHE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY

APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, OTHERWISE DISPOSED OF BY ANY PURCHASER EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE PURCHASER LIVES OUTSIDE THE UNITED STATES, IT IS THE PURCHASER'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH AY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

FORWARD LOOKING STATEMENT DISCLOSURE

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C, or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

ONGOING REPORTING

The Company is required to file a report electronically with the Securities & Exchange Commission annually and post the report on its website, the next annual report (form C-AR) will become due on or before April 30, 2022.

Once posted, the annual report may be found on the Company's website at: ccg.coop

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Preferred Shares issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell and seeking offers to buy the Preferred Shares only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Preferred Shares. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Preferred Shares.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose

We are and may continue to be significantly impacted by the worldwide economic downturn due to the COVID-19 pandemic.

In December 2019, a novel strain of coronavirus, or COVID-19, was reported to have surfaced in Wuhan, China. COVID-19 has spread to many countries, including the United States, and was declared to be a pandemic by the World Health Organization. Efforts to contain the spread of COVID-19 have intensified and the U.S., Europe and Asia have implemented severe travel restrictions and social distancing. The impacts of the outbreak are unknown and rapidly evolving. A widespread health crisis has adversely affected and could continue to affect the global

economy, resulting in an economic downturn that could negatively impact the value of the Company's shares and investor demand for shares generally.

The continued spread of COVID-19 has also led to severe disruption and volatility in the global capital markets, which could increase our cost of capital and adversely affect our ability to access the capital markets in the future. It is possible that the continued spread of COVID-19 could cause further economic slowdown or recession or cause other unpredictable events, each of which could adversely affect our business, results of operations or financial condition.

The extent to which COVID-19 affects our financial results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of the COVID-19 outbreak and the actions to contain the outbreak or treat its impact, among others. Moreover, the COVID-19 outbreak has had and may continue to have indeterminable adverse effects on general commercial activity and the world economy, and our business and results of operations could be adversely affected to the extent that COVID-19 or any other pandemic harms the global economy generally.

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Summary

The following summary highlights selected information contained in this Offering Circular. This summary does not contain all the information that may be important to you. You should read the more detailed information contained in this Offering Circular, including, but not limited to, the risk factors within this Item 3.

Additionally, the risk factors described within this Item 3 are those that we believe are currently material to the business, prospects, operating results, and/or financial condition of the Company. Investors need to be aware there may be other risk factors that may become material in the future, or there may be risks that we have not yet identified that could adversely affect the condition of our business and cause the market price of our stock to decline resulting. For these reasons, and the risks described below, investors should be prepared to withstand a complete, or significant, loss of their investment in the Company.

Unless we state otherwise, the terms "we," "us," "our," "Company," "management," or similar terms collectively refer to Consumer Cooperative Group, Inc., an Oregon cooperative.

Some of the statements in this Offering Circular are forward-looking statements. See the section entitled "Special Note Regarding Forward-Looking Statements" on page 7 herein below.

Consumer Cooperative Group, Inc. is a development stage company formed in the State of Oregon on January 27, 2017, as a cooperative with a fiscal year end date of December 31, 2017. The Company was formed as a cooperative to provide an array of affordable real estate investments to include but not limited to developing an affordable real estate investment pooling platform through the use of web anda mobile application for all investor types, which will allow for the pooling of investment capital from public resources to acquire & hold, large, turnkey and cash-flowing multi-family complexes across the United States as well as other tax lien/deed certificates secured by real estate. We believe that movingaway from the traditional way of investing in real estate will allow an underserved market of investorsto participate in large real estate investment opportunities, with limited to no red-tape as a cooperativegroup. Addressing this financial barrier as a cooperative group, we plan on expanding this cooperativemodel in hopes that it will be adopted by each individual investor on a personal level.

The Company's corporate offices are located at 5900 Balcones Street, Suite 100, Austin, Texas 78731. The Company believes that the space currently available will be sufficient to accommodate its operations as described herein and for the foreseeable future.

The Company is offering, through this Offering Circular, a limited number of shares of Common Stock in the Company to a select group of qualified investors (the "Investors") as described herein. The Company is authorized to issue additional classes of Common Stock from time to time pursuant to other offering materials containing financial terms and conditions that may differ from those set forth herein. As of the date set forth hereof, the Company is offering Common Stock in one (1) class only. The Company's investment objective and strategy regarding the Securities are set forth below, and investors are directed to such materials. The Company may, from time to time, refine or change the Company's strategy without prior notice to, or approval by, the Shareholders.

All dollar amounts refer to US dollars unless otherwise indicated.

The Company has 1,400,000,000 shares of Common Stock authorized with 938,994,520 shares of Common Stock issued and outstanding as of the date of this Offering Circular. Through this offering, we intend to issue 500,000,000 shares of Common Stock for offering to the public, which represents additional shares of our Common Stock. We may endeavor to sell all 500,000,000 shares of Common Stock. The price at which we offer these shares is fixed at $0.01 per share for the duration of the offering. There is no arrangement to address the possible effect of the offering on the price of the stock. The Company will receive all proceeds from the sale of the Common Stock.

THE OFFERING

Company	Consumer Cooperative Group, Inc, an Oregon Cooperative formed on January 27, 2017. The Company's website URL is https://www.ccg.coop
Corporate Address	5900 Balcones St STE 100, Austin, Texas 78731
Description of Business	Consumer Cooperative Group, Inc an Oregon Cooperative
Type of Security Offering	Class A Common Stock
Offering Price	$0.01 per Share
Target Amount of Offering	300,000 Class A Common Stocks ($3,000)
Maximum Amount of Offering	500,000,000 Class A Common Stocks ($5,000,000)
Minimum Investment per Investor	$100 (10,000 shares)
Offering Costs	We estimate that the costs of this offering will be approximately two thousand dollars ($2,000), including costs for attorney's and accounting fees.
Term of Offering	Subject to earlier termination described below, this offering will terminate not later than June 3, 2022, unless extended by us for up to an additional 30 days and may be terminated by us earlier without prior notice and before all of the Shares are sold.
Escrow of Proceeds	Proceeds from this offering will be placed in escrow with Prime Trust. If for any reason the minimum proceeds are not deposited into escrow on or before June 3, 2022, this offering will terminate with no Shares being sold, investment commitments will be cancelled, and the funds will be returned to investors, without interest and without deduction therefrom.
Selling Commissions	The Shares will be sold by management who will receive no selling commissions or remuneration for sale of the Shares.
Closings	If we reach the target offering amount ($3,000) prior to the offering deadline, we will continue to sell the Shares on a first come first served basis up to the maximum offering and will conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).
Use of Proceeds	Net proceeds from this offering will be allocated as needed to prepare to commence operations.
Risk Factors	The Shares offered hereby are speculative and involve a high degree of risk and immediate dilution and should not be purchased by investors who cannot afford the loss of their entire investment. Each prospective investor should carefully consider the significant risk factors inherent in and affecting our business and this offering, including those set forth under the heading "**RISK FACTORS**" below.

Cautionary Statement Regarding Forward-Looking Statements

This Offering Circular contains forward-looking statements that involve risks and uncertainties. Such forward-looking statements may be identified by the use of words such as "will," "believes," "plans," "estimates," "anticipates," "expects," "intends," "hope," "aim," "aspire," or words of similar import. Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under Item 3 "Summary and Risk Factors" in this Offering Circular. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial also may materially adversely affect our business, financial condition or results of operations.

The forward-looking statements speak only as of the date on which they are made, and, except as required by law, we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Consequently, you should not place undue reliance on forward-looking statements.

RISK FACTORS

An investment in our shares of Common Stock involves a high degree of risk and many uncertainties. You should carefully consider the specific factors listed below, together with the cautionary statement that follows this section and the other information included in this Offering Circular, before purchasing our shares in this offering. If one or more of the possibilities described as risks below actually occur, our operating results and financial condition would likely suffer and the trading price, if any, of our shares could fall, causing you to lose some or all of your investment. The following is a description of what we consider the key challenges and material risks to our business and an investment in our securities.

Development Stage Business

Consumer Cooperative Group, Inc. was incorporated on January 27, 2017 in the State of Oregon and commenced operations on January 27, 2017. Accordingly, the Company has only a limited history upon which an evaluation of its prospects and future performance can be made. Furthermore, some Directors, Officers and Key Employees have little to no operating experience or history. Past performance of any Director, Officer or Key Employee or the success of the President in any similar venture is no assurance of future success.

The Company's proposed operations are subject to all business risks associated with new enterprises. The likelihood of the Company's success must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the expansion of a business, operation in a competitive industry, and the continued development of advertising, promotions and a corresponding customer base. There is a possibility that the Company could sustain losses in the future or fail to even operate profitably.

Limited Operating History and Capital

The Company has a limited operating history upon which investors may base an evaluation of its performance; therefore, the Company is still subject to all of the risks incident to the creation and development of a new business. The Company plans to conduct closings of sales of shares of its Common Stock as subscriptions are received. If less than $5,000,000 is received from the sale of its

Common Stock, the Company may have insufficient cash to implement its business plans and investors who purchase shares of its Common Stock shall be at heightened risk of loss of their investments.

General Economic Conditions

The financial success of the Company may be sensitive to adverse changes in general economic conditions in the United States, such as recession, inflation, unemployment, and interest rates, and overseas, such as currency fluctuations. Such changing conditions could reduce demand in the marketplace for the Company's products. Management believes that the impending growth of the market, mainstream market acceptance and the targeted product line of the Company will insulate the Company from excessive reduced demand. Nevertheless, the Company has no control over these changes.

Adverse changes in global and domestic economic conditions or a worsening of the United States economy could materially adversely affect us. Our sales and performance depend significantly on consumer confidence and discretionary spending, which are still under pressure from United States and global economic conditions. A worsening of the economic downturn and decrease in consumer spending, especially discretionary spending for nonessential products and services, may adversely impact our sales, ability to market our services and products, build customer loyalty, or otherwise implement our business strategy and further diversify the geographical concentration of our operations.

The Company has not established significant revenues or operations that provides financial stability in the long term and without significant revenues the Company will not realize its plans on the projected timetable in order to reach sustainable or profitable operations. Any material deviation from the Company's timetable could require that the Company seek additional capital. Additional capital may not be available at reasonable cost or that it would not materially dilute the investment of investors in this Offering if additional capital were obtained.

Managing Growth

The Company expects to expand its operations by setting up a financial cooperative network throughout the United States. The anticipated growth could place a significant strain on the Company's management and operational and financial resources. Effective management of the anticipated growth shall require expanding the Company's management and financial controls, hiring additional appropriate personnel as required and developing additional expertise by existing management personnel. However, Consumer Cooperative Group, Inc. may not be able to effectively implement these or other measures designed to increase the Company's capabilities to manage such anticipated growth or to do so in a timely and cost-effective manner. Moreover, management of growth is especially challenging for a Company with a short operating history and limited financial resources and the failure to effectively manage growth could have a material adverse effect on the Company's operations.

Dependence on Key Personnel and Management

In the early stages of development, the Company's business will be significantly dependent on the Company's management team. The Company's success will be particularly dependent upon its CEO & President on an individual and or collective basis. The loss of any one of these individuals could have a material adverse effect on the Company. Although the Company does not currently maintain a key-man life insurance policy insuring the life of its key executives, the Company intends to apply for such a life insurance policy upon the qualification of this Offering Circular. See Item 10 Directors, Executive Officers and Significant Employees, contained herein.

Inadequacy of Funds

Gross offering proceeds of $5,000,000 may be realized. Management believes that such proceeds will capitalize and sustain the Company sufficiently to allow for the implementation of the Company's business plans. If only a fraction of this Offering is sold, or if certain assumptions contained in management's business plans prove to be incorrect, the Company may have inadequate funds to fully develop its business and may need additional financing or other capital investment to fully implement the Company's business plans.

Risks Associated with Expansion

The Company plans on expanding its business through the introduction of a cooperative real estate investment pooling portal web and mobile application. Any expansion of operations the Company may undertake will entail risks. Such actions may involve specific operational activities, which may negatively impact the profitability of the Company. Consequently, Shareholders must assume the risk that (i) such expansion may ultimately involve expenditures of funds beyond the resources available to the Company at that time, and (ii) management of such expanded operations may divert management's attention and resources away from its existing operations, all of which factors may have a material adverse effect on the Company's present and prospective business activities.

Customer Base and Market Acceptance

The Company's customer base for this cooperative model is, the underserved investors class, which include middle-class workers and low-income workers. The early adopters of this will be families with young kids, teenage kids, young adults and college students which will allow them to get an early start in real estate investing at an affordable option. This profile meets the description of small communities around the world and is nowhere near exhausted. Business opportunities are usually unreachable for the majority of our communities mainly for the lack funds, opportunity misrepresentation in the real estate industry or even legislative restrictions such as it being mandatory to being a qualified investor. The rules have changed, and access is now available, and this access has opened a new market for what the society defines as least savvy or retail investors. The cooperative business will seek out these individuals and through careful training and education will be able get these individual up to speed on the basics of investing. This method will allow the cooperative business to target each demographic and one by one start the process of leveling the playing field in the real estate and financial industries. The distribution method via the cooperative's website and mobile application will serve as a valuable resource for financial education and other tools to maintain market acceptance. While the Company believes it can further develop the existing customer base and develop a new customer base through the marketing and promotion of its web application, the inability of the Company to further develop such a customer base could have a material adverse effect on the Company. Although the Company believes that its product matrix and its interactive e-commerce website offer advantages over competitive companies and products, the Company's products and e-commerce website may not attain a degree of market acceptance on a sustained basis or generate revenues sufficient for sustained profitable operations.

Changes in Consumer Behavior Could Reduce Profitability

The Company's customers could change their behavior and purchase patterns in unpredictable ways. The Company's success therefore depends on its ability to successfully predict and adapt to changing consumer behavior outside, as well as inside the United States. Moreover, the Company must often invest substantial amounts in product research and development before the Company learns the extent to which products will earn consumer acceptance. If the Company's products and services do not achieve sufficient consumer acceptance, the Company's revenue may decline and adversely affect the profitability of the business.

Competition

The Company's cooperative model faces many competitors such as RealtyShares.com and other like companies. This website in particular is the base model of all the other similar competitors with the minimum investment being different across each site. RealtyShares.com is made up of a Senior leadership team, an Advisory Board, Board Members and Investors. The firm is supported by a world-class of investors which they fall under the classification of accredited investors. They are addressing some of the social, cultural, legal, political, economic and technological needs based on the current legislative changes with Securities and Exchange Commission. As for the ability to impact laws or legislation I did not find anything to support other than them providing a platform to solicit investment funds for real estate acquisitions. We believe there is no significant competitive advantage because even though their market is addressing both accredited and non-accredited investors their minimum investment is $5k which will not appeal or is reachable for some non-accredited investors. They possess the buying power by leveraging the amount investors looking to participate along with the high dollar amount minimum and this gives them an edge in the market regarding the investment goal of the project. Their set-up is based on diversification, cash-flow and transparency and state that owning real estate will and has outperformed the stock market 2:1 since 2000. To date they have funded over 550 projects, returned over $59.7 millions of principal back to investors and currently have over 92,000 investors registered and of the registered investors there is no distinction between the accredited and non-accredited classification of its investors. Overall, they offer the investor the ability to optimize their portfolio with diversified real estate offerings by choosing the asset type, offering type, geographical location and targeted returns goals. While there does exist some current competition, Management believes that the Company's services are demographically well positioned, top quality and unique in nature while offering greater value for the public. The expertise of management combined with the innovative nature of its marketing approach, set the Company apart from its competitors. However, there is the possibility that new competitors could seize upon the Company's business model and produce competing products or services with similar focus. Likewise, these new competitors could be better capitalized than the Company, which could give them a significant advantage. There is the possibility that the competitors could capture significant market share of the Company's intended market.

Trends in Consumer Preferences and Spending

The Company's operating results may fluctuate significantly from period to period as a result of a variety of factors, including purchasing patterns of customers, competitive pricing, debt service and principal reduction payments and general economic conditions. The Company may not be successful in marketing any of its services or that the revenues from the sale of such services will be significant. Consequently, the Company's revenues may vary by quarter and the Company's operating results may experience fluctuations that will impede appreciation and slow the Company's growth.

Potential Fluctuations in Quarterly Revenue

Significant annual and quarterly fluctuations in the Company's revenue may be caused by, among other factors, the volume of revenues generated by the Company, the timing of new product or service announcements and releases by the Company and its competitors in the marketplace, and general economic conditions. The Company's level of revenues and profits, in any fiscal period, may be significantly higher or lower than in other fiscal periods, including comparable fiscal periods. The Company's expense levels are based, in part, on its expectations as to future revenues.

As a result, if future revenues are below expectations, net income or loss may be disproportionately affected by a reduction in revenues, as any corresponding reduction in expenses may not be proportionate to the reduction in revenues. As a result, the Company believes that period-to-period comparisons of its results of operations may not necessarily be meaningful and should not be relied upon as indications of future performance.

Risks of Borrowing

If the Company incurs indebtedness, a portion of its cash flow will have to be dedicated to the payment of principal and interest on such indebtedness. Typical loan agreements also might contain restrictive covenants, which may impair the Company's operating flexibility. Such loan agreements would also provide for default under certain circumstances, such as failure to meet certain financial covenants. A default under a loan agreement could result in the loan becoming immediately due and payable and, if unpaid, a judgment in favor of such lender which would be senior to the rights of the shareholders of the Company. A judgment creditor would have the right to foreclose on any of the Company's assets resulting in a material adverse effect on the Company's business, operating results or financial condition.

Unanticipated Obstacles to Execution of the Business Plan

The Company's business plans may change significantly. Many of the Company's potential business endeavors are capital intensive and may be subject to statutory or regulatory requirements. Management believes that the Company's chosen activities and strategies are achievable considering current economic and legal conditions with the skills, background, and knowledge of the Company's principals and advisors. Management reserves the right to make significant modifications to the Company's stated strategies depending on future events.

Management Discretion as to Use of Proceeds

The net proceeds from this Offering will be used for the purposes described under Item 6 "Use of Proceeds to Issuer." The Company reserves the right to use the funds obtained from this Offering for other similar purposes not presently contemplated which it deems to be in the best interests of the Company and its shareholders in order to address changed circumstances or opportunities. As a result of the foregoing, the success of the Company will be substantially dependent upon the discretion and judgment of Management with respect to application and allocation of the net proceeds of this Offering. Investors for the Securities offered hereby will be entrusting their funds to the Company's Management, upon whose judgment and discretion the investors must depend.

Lack of Management Control by Investors

As of December 31, 2020, the Company's principal Shareholders owned approximately 99.71% of the Company's outstanding Common Stock. Upon completion of this Offering, the Company's principal Shareholders will own approximately 64.964% of the issued and outstanding Common Stock and will be able to continue to control the Company. Investors will become Shareholders of the Company but cannot take part in the management or control of the Company. The Company, CEO, President and Officers have wide latitude in making investment decisions. The Investors do not have such rights. However, Investors will have the ability to control the Company's Board of Directors by a Shareholder vote. The Company may require any Shareholder, at any time, to withdraw, in whole or in part, from the Company.

Return of Profits

The Company intends to retain any initial future earnings to fund operations and expand the Company's business. A Shareholder will be entitled to receive profits proportionate to the amount of shares of Common Stock held by that Shareholder. The Company's Board of Directors will determine a profit distribution plan based upon the Company's results of operations, financial condition, capital requirements and other circumstances.

No Assurances of Protection for Proprietary Rights; Reliance on Trade Secrets

In certain cases, the Company may rely on trade secrets to protect intellectual property, proprietary technology and processes, which the Company has acquired, developed or may develop in the future. There is a risk that secrecy obligations may not be honored or that others will not independently develop similar or superior products or technology. The protection of intellectual property and/or proprietary technology through claims of trade secret status has been the subject of increasing claims and litigation by various companies both in order to protect proprietary rights as well as for competitive reasons even where proprietary claims are unsubstantiated. The prosecution of proprietary claims or the defense of such claims is costly and uncertain given the uncertainty and rapid development of the principles of law pertaining to this area. The Company, in common with other firms, may also be subject to claims by other parties regarding the use of intellectual property, technology information and data, which may be deemed proprietary to others.

Legal and Regulatory Compliance

Failure to comply with applicable laws and regulations could harm our business and financial results. The Company intends to develop and implement policies and procedures designed to comply with all applicable federal and state laws, accounting and reporting requirements, tax rules and other regulations and requirements, including but not limited to those imposed by the SEC.

In addition to potential damage to our reputation and brand, failure to comply with the various laws and regulations, as well as changes in laws and regulations or the way they are interpreted or applied, may result in civil and criminal liability, damages, fines and penalties, increased cost of regulatory compliance and restatements of our financial statements. Future laws or regulations, or the cost of complying with such laws, regulations or requirements, could also adversely affect our business and results of operations.

Projections: Forward Looking Information

Management has prepared projections regarding the Company's anticipated financial performance. The Company's projections are hypothetical and based upon a presumed financial performance of the Company, the addition of a sophisticated and well-funded marketing plan, and other factors influencing the business of the Company. The projections are based on Management's best estimate of the probable results of operations of the Company, based on present circumstances, and have not been reviewed by the Company's independent accountants or auditors. These projections are based on several assumptions, set forth therein, which Management believes are reasonable. Some assumptions, upon which the projections are based, however, invariably will not materialize due the inevitable occurrence of unanticipated events and circumstances beyond Management's control. Therefore, actual results of operations will vary from the projections, and such variances may be material. Assumptions regarding future changes in sales and revenues are necessarily speculative in nature. In addition, projections do not and cannot consider such factors as general economic conditions, unforeseen regulatory changes, the entry into the Company's market of additional competitors, the terms and conditions of future capitalization, and other risks inherent to the Company's business. While Management believes that the projections accurately reflect possible future results of the Company's operations, those results cannot be guaranteed.

Technology Risks

Rapid Technological Changes May Adversely Affect the Company's Business

The ability of the Company to remain competitive may depend in part upon its ability to develop new and enhanced new products, services, or distribution and to introduce these products or services in a timely and cost-effective manner. In addition, product and service introductions or enhancements by the Company's competitors, or the use of other technologies could cause a decline in sales or loss of market acceptance of the Company's existing products and services.

The success of the Company in developing, introducing, selling and supporting new and enhanced products or services depends upon a variety of factors, including timely and efficient completion of service and product design and development, as well as timely and efficient implementation of product and service offerings. Because new product and service commitments may be made well in advance of sales, new product, or service decisions must anticipate changes in the industries served. The Companymay not be successful in selecting, developing, and marketing new products and services or in enhancing its existing products or services. Failure to do so successfully may adversely affect the Company's business, financial condition, and results of operations.

Dependence on Computer Infrastructure

The Company relies on Internet and computer technology to market and sell its products and services. Therefore, an Internet or major computer failure would adversely affect the performance of the Company. The Company presently has limited redundancy systems, relies on third party back up facilities and only a limited disaster recovery plan. Despite the implementation of network security measures by the Company, its servers may be vulnerable to computer viruses, physical or electronic break-ins and similar disruptive problems which could lead to interruptions, delays or stoppages in service to users of the Company's services and products which could cause a material adverse effect on the Company's business, operations and financial condition.

Website Security Risks

If the security measures the Company plans to use to protect the personal information of its website users, such as credit card numbers, are ineffective it could result in a reduction in revenues from decrease customer confidence, an increase in operating expenses, as well as possible liability and compliance costs.

Any breach in the Company's website security, whether intentional or unintentional, could cause our users to lose their confidence in our website and as a result stop using the website. This would result in reduced revenues and increased operating expenses, which would impair the Company from achieving profitability. Additionally, breaches of our users' personal information could expose the Company to possible liability as any involved user, or users may choose to sue the Company. Breaches resulting in disclosure of users' personal information may also result in regulatory fines for noncompliance with online privacy rules and regulations.

The Company plans to rely on encryption and authentication technology licensed from third parties whose area of expertise is to provide secure transmission of confidential information.

We believe that as a result of advances in computer capabilities, new discoveries in the field of cryptography and other developments, a compromise or breach of our security precautions may occur. A compromise in the Company's proposed security for its computer systems could severely harm our business because a party who is able to circumvent our proposed security measures could misappropriate proprietary information, including customer credit card information, or cause interruptions in the operation of our website. The Company may be required to spend significant funds and other resources to protect against the threat of security breaches or to alleviate problems caused by these breaches. However, protection may not be available at a reasonable price, or at all. Concerns regarding the security of e-commerce and the privacy of users may also inhibit the growth of the Internet as a means of conducting commercial transactions in general. The Company's users may have these concerns as well and this may result in a reduction in revenues and increase in our operating expenses, which would prevent us from achieving profitability.

Website Functionality

If the software on the Company's website contains undetected errors, the Company could lose the confidence of users, resulting in loss of customers and a reduction of revenue.

The Company's online systems, including but not limited to its websites, software applications and online sales for services and products, could contain undetected errors or "bugs" that could adversely affect their performance. The Company plans to regularly update and enhance all sales, websites and other online systems, as well as introduce new versions of our software products and applications. The occurrence of errors in any of these may cause the Company to lose market share, damage our reputation and brand name, and reduce our revenues.

Risks Related to The Offering

Limited Transferability and Liquidity

To satisfy the requirements of certain exemptions from registration under the Securities Act, and to conform with applicable state securities laws, each investor must acquire his/her/its Securities for investment purposes only and not with a view towards distribution. Consequently, certain conditions of the Securities Act may need to be satisfied prior to any sale, transfer, or other disposition of the Securities. Some of these conditions may include a minimum holding period, availability of certain reports, including financial statements from the Company, limitations on the percentage of Securities sold and the way they are sold. The Company can prohibit any sale, transfer or disposition unless it receives an opinion of counsel provided at the holder's expense, in a form satisfactory to the Company, stating that the proposed sale, transfer or other disposition will not result in a violation of applicable federal or state securities laws and regulations. No public market exists for the Securities and no market is expected to develop. Consequently, owners of the Securities may have to hold their investment indefinitely and may not be able to liquidate their investments in the Company or pledge them as collateral for a loan in the event of an emergency.

Broker - Dealer Sales of Securities

The Company's Securities are not presently included for trading on any exchange, and there can be no assurances that the Company will ultimately be registered on any exchange. The NASDAQ Stock Market, Inc. has recently enacted certain changes to the entry and maintenance criteria for listing eligibility on the NASDAQ Small Cap Market. The entry standards require at least $4 million in net tangible assets or $750,000 net income in two of the last three years. The proposed entry standards would also require a public float of at least 1 million shares, $5 million value of public float, a minimum bid price of $2.00 per share, at least three market makers, and at least 300 shareholders. The maintenance standards (as opposed to entry standards) require at least $2 million in net tangible assets or $500,000 in net income in two of the last three years, a public float of at least 500,000 shares, a $1 million market value of public float, a minimum bid price of $1.00 per share, at least two market makers, and at least 300 shareholders.

The Company may never qualify for inclusion on the NASDAQ System or any other trading market until such time as the principal holders of Common Stock deem it necessary. As a result, the Company's Common Stock are covered by a Securities and Exchange Commission rule that opposes additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and accredited investors. For transactions covered by the rule, the broker-dealer must make a special suitability determination for the purchaser and receive the purchaser's written agreement to the transaction prior to the sale. Consequently, the rule may affect the ability of broker-dealers to sell the Company's Securities and will also affect the ability of holders of the Securities to sell their Securities in the secondary market.

The Requirements of Being a Public Entity

The requirements of being a public entity and sustaining our growth may strain our resources. As a public entity, we will be subject to an ongoing reporting regime including reports required by the Exchange Act of 1934. These reporting requirements may place a strain on our systems and resources. We will be implementing additional procedures and processes for the purpose of addressing the standards and requirements applicable to public companies. In addition, sustaining our growth will also require us to commit additional management, operational and financial resources to identify new professionals to join our firm and to maintain appropriate operational and financial systems to adequately support expansion. These activities may divert management's attention from other business concerns, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We expect to incur significant additional annual expenses related to these steps and, among other things, additional Directors' and Officers' liability insurance, director fees, reporting requirements of the SEC, transfer agent fees, hiring additional accounting, legal and administrative personnel, increased auditing and legal fees and similar expenses.

Long Term Nature of the Investment

An investment in the Securities may be long term and illiquid. As discussed above, the offer and sale of the Securities will not be registered under the Securities Act or any foreign or state securities laws by reason of exemptions from such registration, which depends in part on the investment intent of the investors. Prospective investors will be required to represent in writing that they are purchasing the Securities for their own account for long-term investment and not with a view towards resale or distribution. Accordingly, purchasers of Securities must be willing and able to bear the economic risk of their investment for an indefinite period. It is likely that investors will not be able to liquidate their investment in the event of an emergency.

Compliance with Securities Laws

The Securities are being offered for sale in reliance upon certain exemptions from the registration requirements of the Securities Act, applicable Oregon State Securities Laws, and other applicable securities laws. If the sale of Securities were to fail to qualify for these exemptions, purchasers may seek rescission of their purchases of Securities. If several purchasers were to obtain rescission, the Company would face significant financial demands, which could adversely affect the Company as a whole, as well as any non-rescinding purchasers.

Determination of the Offering Price

The offering price of the Common Stock has been arbitrarily established by the Company, considering such matters as the state of the Company's business development, the general condition of the industry in which the Company operates, the amount of funds sought from this Offering and the number of shares the Board of Directors is willing to issue in order to raise such funds. Accordingly, there is no relationship between the price of the Offering and the assets, earnings or book value of the Company, the market value of the Company's Common Stock or any other recognized criteria of value. As such, the price does not necessarily indicate the current value of the Company's Common Stock and should not be regarded as an indication of any future market price of the Company's stock.

Lack of Firm Underwriter

The Securities are offered on a "best efforts" basis by the Company without compensation. The Company may, in the future, engage the services of certain FINRA registered broker-dealers to market the securities on a "best efforts" basis which enter into Participating Broker-Dealer Agreements with the Company; however, the Company has not entered into any agreement with any FINRA registered broker-dealer. Accordingly, there is no assurance that the Company, or any FINRA broker-dealer, will sell the maximum Securities offered or any lesser amount.

Because there is no public trading market for our Common Stock, you may not be able to resell your shares.

We intend to register all shares sold though this offering. We intend to apply to have our Common Stock quoted on the OTC Markets or like service. This process takes at least 60 days, and the application must be made on our behalf by a market maker. Our stock may be listed or traded only to the extent that there is interest by broker-dealers in acting as a market maker. Despite our best efforts, it may not be able to convince any broker/dealers to act as market-makers and make quotations on the OTC Markets or like service. We may consider pursuing a listing on the OTC Markets or like service after this registration becomes effective and we have completed our offering.

If our Common Stock becomes listed and a market for the stock develops, the actual price of our shares will be determined by prevailing market prices at the time of the sale.

A market for our Common Stock may not develop. Even if a market develops for our Common Stock, the trading of securities on the OTC Markets or like service is often sporadic and investors may have difficulty buying and selling our shares or obtaining market quotations for them, which may have a negative effect on the market price of our Common Stock. You may not be able to sell your shares at their purchase price or at any price at all. Accordingly, you may have difficulty reselling any shares you purchase from the selling security holders.

Investing in our company is highly speculative and could result in the entire loss of your investment.

Purchasing the offered shares is highly speculative and involves significant risk. The offered shares should not be purchased by any person who cannot afford to lose their entire investment. Our business objectives are also speculative, and it is possible that we would be unable to accomplish them. Our shareholders may be unable to realize a substantial or any return on their purchase of the offered shares and may lose their entire investment. For this reason, each prospective purchaser of the offered shares should read this prospectus and all its exhibits carefully and consult with their attorney, business and/or investment advisor.

Investing in our company may result in an immediate loss because buyers will pay more for our Common Stock than what the pro rata portion of the assets are worth.

We have only been recently formed and have only a limited operating history with limited earnings; therefore, the price of the offered shares is not based on any data. The offering price and other terms and conditions regarding our shares have been arbitrarily determined and do not bear any relationship to assets, earnings, book value or any other objective criteria of value. No investment banker, appraiser or other independent third party has been consulted concerning the offering price for the shares or the fairness of the offering price used for the shares.

The arbitrary offering price of $0.01 per share as determined herein is substantially higher than the net tangible book value per share of our Common Stock. Our assets do not substantiate a share price of $0.01. This premium in share price applies to the terms of this offering. The offering price will not change for the duration of the offering even if we obtain a listing on any exchange or become quoted on the OTC Markets.

We have 1,400,000,000 Common Shares authorized of which only 938,994,520 shares are currently issued and outstanding and only maximum of 1,438,994,520 shares will be issued and outstanding after this offering terminates. Our management could, with the consent of the existing shareholders, issue substantially more shares, causing a large dilution in the equity position of our current shareholders.

We do not anticipate paying dividends in the foreseeable future, so there will be less ways in which you can make a gain on any investment in us.

We have never paid dividends and do not intend to pay any dividends for the foreseeable future. To the extent that we may require additional funding currently not provided for in our financing plan, our funding sources may prohibit the declaration of dividends. Because we do not intend to pay dividends, any gain on your investment will need to result from an appreciation in the price of our Common Stock. There will therefore be fewer ways in which you are able to make a gain on your investment.

You may face significant restriction on the resale of your shares due to state "Blue Sky" laws.

Each state has its own securities laws, often called "blue sky" laws, which (1) limit sales of securities to a state's residents unless the securities are registered in that state or qualify for an exemption from registration, and (2) govern the reporting requirements for broker-dealers doing business directly or indirectly in the state. Before a security is sold in a state, there must be a registration in place to cover the transaction, or it must be exempt from registration. The applicable broker-dealer must also be registered in that state.

We do not know whether our securities will be registered or exempt from registration under the laws of any state. A determination regarding registration will be made by those broker-dealers, if any, who agree to serve as market makers for our Common Stock. We have not yet applied to have our securities registered in any state and will not do so until we receive expressions of interest from investors resident in specific states after they have viewed this Prospectus. We will initially focus our offering in the state of TEXAS and will rely on exemptions found under TEXAS Law. There may be significant state blue-sky law restrictions on the ability of investors to sell, and on purchasers to buy, our securities. You should therefore consider the resale market for our Common Stock to be limited, as you may be unable to resell your shares without the significant expense of state registration or qualification.

Need for Additional Financing

Assuming all shares are sold in this Offering Subscription, we believe that the net proceeds from this agreement, together with its projected cash flow from operations, shall be sufficient to fund the operations of the Company as currently conducted for up to 18 months. Such belief, however, cannot give rise to an assumption that the Company's cost estimates are accurate or that unforeseen events would not occur that would require the Company to seek additional funding to meet its operational needs. In addition, the Company may not generate sufficient cash flow from operations to implement the Company's business objectives. As a result, the Company may require substantial additional financing in order to implement its business objectives.

The Company may not be able to obtain additional funding when needed, or that such funding, if available, shall be available on terms acceptable to the Company. In the event that the Company's operations do not generate sufficient cash flow, or the Company cannot acquire additional funds if and when needed, the Company may be forced to curtail or cease its activities which would likely result in the loss to investors of all or a substantial portion of their investments.

Limited Protection of Proprietary Rights; Potential Costs of Enforcement

The ability of Consumer Cooperative Group, Inc. to compete effectively with other companies could depend, in part, on its ability to create and/or maintain the proprietary nature of its business method. We intend to apply for all applicable forms of intellectual property protection immediately upon receipt of funding, and the Company's success shall also depend, in part, on its ability to obtain this protection and then enforce the intellectual property protection for these assets in the United States and other countries. The Company, in such circumstances, may file applications for patents, copyrights and trademarks, as management deems appropriate; however, the protections offered by any intellectual property rights issued or licensed by the Company may not be available.

Our competitors, many of whom have substantial resources and substantial investments in competing technologies, may seek to apply for and obtain patents that shall prevent, limit or interfere with the Company's ability to make and sell its products and or services. In addition, the laws of certain countries would not protect the Company's proprietary rights to the same extent as do the laws of the United States. The defense and prosecution of patent suits may be both costly and time consuming even if the outcome is favorable to the Company. An adverse outcome could subject the Company to significant liabilities to third parties, require disputed rights to be licensed from third parties, or require the Company to cease from selling certain of its products.

Consumer Cooperative Group, Inc. will also rely on proprietary technology such as customer analytics and business methods such as our sales process and management systems. Other companies may independently develop the same or similar technology, or otherwise obtain access to the Company's proprietary technology. Confidentiality agreements entered by the Company's employees, agents, advisors, consultants and associates as well, as other staff, may provide meaningful protection for the Company's trade secrets, know-how or other proprietary information in the event of any unauthorized use or disclosure of such trade secrets, know-how or other proprietary information.

Attraction and Retention of Qualified Personnel

The ability of the Company to realize its objectives shall be dependent on its ability to attract and retain additional, qualified personnel. Competition for such personnel can be intense, and the Company's results may adversely affect the Company's ability to attract and/or retain qualified personnel. Furthermore, the Company plans on maintaining key-man life insurance on all senior management and to require all personnel to enter into confidentiality agreements as a condition of employment. The Company's management team has entered into employment agreements that include non-compete and confidentiality requirements. However, such agreements may not fully protect the Company from competitive injury if any of these individuals leave the Company.

Risks Related to Ownership of Our Common Stock

We Are an Emerging Growth Company

The reduced disclosure requirements applicable to emerging growth companies may make our Common Stock less attractive to investors. We are an emerging growth company as defined in the JOBS Act. For as long as we continue to be an emerging growth company, we intend to take advantage of some of the exemptions from the reporting requirements applicable to other public companies. It is possible that investors will find our Common Stock less attractive as a result of our reliance on these exemptions. If so, there may be a less active trading market for our common stock and our stock price may be more volatile.

Risks Associated with Financial Projections

Our financial projections are based upon assumptions that the Company believes to be reasonable. Such assumptions may, however, be incomplete or inaccurate, and unanticipated events and circumstances may occur. For these reasons, actual results achieved during the periods covered may be materially and adversely different.

Even if the assumptions underlying our plans prove to be correct, the Company may incur substantial operating losses in attaining its goals. The Company's plans are based on the premise that the existing consumer demand for the Company's products and services shall continue. However, if any of the assumptions underlying its plans prove to be incorrect the Company will not realize its business objectives.

Investors should be aware that no independent market studies have been conducted by the Company regarding its business plan, nor are any such studies currently planned.

Our CEO Has Control over Key Decision Making

Our founder and CEO, Tanen Andrews, maintains majority voting rights over the company. As a result, Tanen Andrews has the ability to control the outcome of matters submitted to our stockholders for approval, including the election of directors and any merger, consolidation, or sale of all or substantially all of our assets. In addition, Tanen Andrews has the ability to control the management and affairs of our Company as a result of his/her position as our CEO and his ability to control the election of our directors. Additionally, in the event that Tanen Andrews controls our Company at the time of his/her death, control may be transferred to a person or entity that he designates as his successor.

As a board member and officer, Tanen Andrews owes a fiduciary duty to our stockholders and must act in good faith in a manner he/she reasonably believes to be in the best interests of our stockholders. As a stockholder, even a controlling stockholder, Tanen Andrews is entitled to vote his/her shares in his/her own interests, which may not always be in the interests of our stockholders generally.

Best Efforts Offering

The shares of the Company's Common Stock are offered by the Company on a "best efforts" basis. No individual, firm or corporation has agreed in advance to purchase any of the offered shares. All of the shares of Common Stock may not be sold, and the Company may have to cease operations putting investor's capital at risk.

Dividends on Common Stock

The Company has never declared or paid cash dividends on its Common Stock and does not plan to pay any cash dividends with respect to its Common Stock in the foreseeable future. The Company currently intends to retain future earnings, if any, to finance the expansion of the Company's operations. As a result, the Company does not anticipate paying any cash dividends in the foreseeable future.

The Company's Board of Directors shall determine dividend policy in the future based upon, but not limited to the Company's results of operations, financial condition, contractual restrictions and other factors deemed relevant at the time. The Company intends to retain appropriate levels of its earnings, if any, to support the Company's business activities.

Use of Funds

The Company intends to use the net proceeds of this offering to acquire turn-key cash-flowing multi-family real estate apartment complexes and fund ongoing working capital needs. The Company's management shall have broad discretion to determine how such proceeds shall be used.

THE COMPANY AND ITS BUSINESS

The Company

Consumer Cooperative Group, Inc. (the "Company"), is a development stage company incorporated in the State of Oregon on January 27, 2017, as a cooperative with a fiscal year end date of 12/31.

The Company is offering, through this Offering Circular, a limited number of shares of Common Stock in the Company to a select group of qualified investors as described herein. The Company is authorized to issue additional classes of Common Stock from time to time pursuant to other offering materials containing financial terms and conditions that may differ from those set forth herein. As of the date set forth hereof, the Company is offering Common Stock in one (1) class. The Company's investment objective and strategy regarding the shares of Common Stock are set forth below, and investors are directed to such materials. The Company may, from time to time, refine or change the Company's strategy without prior notice to, or approval by, the Shareholders.

Business Mission

Is to create a streamline and affordable way to access real estate investments into various turnkey cash-flowing multifamily apartment complexes and other real estate investments in exchange for equity shares. We believe that traditional investments in real estate are marketed as a one size fits all, not affordable and are not investor friendly, as it puts the investors at a financial disadvantage. Our cooperative model plans to revitalize community & group economics, through indirect real estate ownership via our equity stock. We think this will decrease the dependence on local, state and federal resources, while stimulating economic growth.

Business Plan

The Company's Business Plan is attached and included as PART III OF THE OFFERING

STATEMENT (EXHIBIT B TO FORM C).

Officers and Employees

Mr. Tanen Andrews is working on a full-time basis as the current Officer, Director, Employee and is a controlling shareholder of the company.

Mrs. Tomica Hogg-Andrews is working on a part-time basis as the current Officer, Director, Employee and is a controlling shareholder of the company.

Biography

Tanen Andrews

Tanen Andrews is our Founder and has served as the Chief Executive Officer since our inception. As an entrepreneur he has spent the last two (2) decades investing in and renovating millions of dollars of single and multifamily family homes that benefited the subsidized housing market in Southwest Dallas, while educating the community about how to properly set up and structure business entities and instilling the importance of the financial power of pooling capital resources for financial independence.

Mr. Andrews established our company's cooperative methodology nearly 25 years ago, but current legislation was not adopted at the time to pursue it. Mr. Andrews will implement this methodology to bring the awareness of the financial power of the community to the forefront, to buy back our communities, build infrastructure that will create community-based businesses, utility services, a financial network that will allow his fellow community members to circulate its financial capital amongst itself and solidify a right of an equity stake for the people in every community without and or limited governmental involvement.

Mr. Andrews holds a Bachelor's in Science in Game Art/Computer Animation from Full Sail University and is currently completing his Master of Arts in Entrepreneurship w/concentration in Small Business Management and a Master of Business Administration at two separate universities.

Mr. Andrews is currently a member of The Society for Collegiate Leadership & Achievement, where their mission is to honor the academic achievements of students and help prepare and empower them to be the leaders of tomorrow. Mr. Andrews is also one the recipients of this honor.

Mr. Andrews responsibilities are to represent the best interests of the Company and its shareholders. He is responsible for creating and implementing strategies to grow the business and brand by developing business relationships and alliances, pursuing corporate opportunities, as well as assisting with oversight and management of the day-to-day operations.

Tomica Hogg-Andrews

Tomica Hogg-Andrews has served as our President since its inception. Since, 2020 Mrs. Andrews has been working on a part-time basis, alongside our Founder, Tanen Andrews, who is also her spouse of 21 years, in managing the real estate acquisitions budgets, renovations, real estate holdings and their workforce of contractors. Mrs. Andrews experience in real estate investment, property management and renovations date back to 2003 where she played a key supporting role in assisting her spouse, in creating a subsidized housing market in the southwest Dallas area for a neglected and underserve market of renters. Mrs. Andrews background is 13 years in insurance industry, handling major corporate accounts that deal with the direct benefits of their workforce. Mrs. Andrews brings this additional experience to help implement the due diligence in various insurance packages that will be necessary to insure and the protect the company's assets, as well as key employees, contractors and any policies deemed necessary in the best interest of our shareholders.

Mrs. Andrews key responsibilities are to provide strong leadership for the company by working with the board and other executives to establish short and long-term goals, plans and strategies. Also, for presiding over the entire workforce and managing budgets and making sure resources are allocated properly, as well making sure departments meet their individual goals and is responsible for the overall accountability to shareholders and the general public.

Operations

The Company is committed to establishing a non-traditional, community based and turn-key real estate investing platform, where it can invest in turnkey multifamily real estate, that we believe will eliminate all of them mediocre real estate investing opportunities that are marketed daily to our target niche community, that never deliver favorable results. We want to ensure; we meet and exceed our expectations of the value that we intend to deliver to our niche community.

We anticipate that the $5,000,000 we intend to raise in this offering will be sufficient to enable us to establish our company and execute our business plan, including, but not limited to securing our base of operations and any updates and/or modifications; acquiring turn-key real estate apartment complexes, equipment, infrastructure; hiring a strong management team and additional key personnel; and achieving growth by way of licensing and strategic partnerships.

It is the opinion of Company management that the proceeds from this proposed offering will satisfy the Company's need for liquidity and cash requirements to acquire real estate apartment complexes and put the Company in a position to grow its business in accordance with its business plan. Please refer to Table 4, Use of Proceeds, Part II Item 6, for the Company's planned use of proceeds to be generated from this proposed offering. Additionally, the Use of Proceeds section describes our plan of operations during the first 18 consecutive months following commencement of this proposed offering.

OWNERSHIP AND CAPITAL STRUCTURE

Ownership and Capital Structure

Capitalization and Ownership Table

Type of Security	Total Common Stock & Preferred Stock
Shares Authorized	1,500,000,000
Shares Outstanding	963,479,380

Type of Security	Common Stock-Class A
Shares Authorized	1,400,000,000
Tanen Andrews, Founder	868,724,520
Tomica Hogg-Andrews, Pres	25,000,000
Current Shareholders	270,000
Shares Outstanding	938,994,520
Shares Remaining	461,005,480
Preferential Dividends	No
Voting Rights	Yes

Type of Security	Preferred Stock
Shares Authorized	100,000,000
Tanen Andrews, Founder	24,484,860
Shares Outstanding	24,484,860
Shares Remaining	75,515,140
Preferential Dividends	Yes
Voting Rights	No

Indebtedness

As of current, Consumer Cooperative Group, Inc., is debt free.

Valuation

The offering price of the Shares being is based on a price per Share. The price per each Share of Class A Common Stock is $0.01

Restricted Securities

The Shares purchased in this offering are restricted securities. For one year, the Shares can only be resold:

- To the Company;
- To an accredited investor; or
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Exempt Offering

The Company is conducting this Offering which is being conducted under the 4(a)(6) Exemption. Proceeds from this Offering will be used to fund our business and to purchase turnkey multifamily real estate complexes across the United States of America.

DESCRIPTION OF SECURITIES

Class A Common Stocks

We are issuing Class A Common Stock of the Company, a copy of the Subscription Agreement describing the Shares and more specifically the rights, privileges, restrictions, limitations and other material matters is included as PART IV OF THE OFFERING STATEMENT (EXHIBIT C TO FORM C).

Transfer Agent

The Company has engaged Colonial Stock Transfer to serve in the capacity of a Registered Stock Transfer Agent on its behalf.

FINANCIAL STATEMENTS, DEBT AND FINANCIAL CONDITION

Financial Statements

Financial information for the Company appears in its Form C.

Debt

As of current, Consumer Cooperative Group, Inc., is debt free.

Financial Condition

Consumer Cooperative Group, Inc is a start-up stage company with no operating history. Therefore, the Company has only a limited history upon which an evaluation of its prospects and future performance can be made. Some of the information contained in this discussion and analysis or set forth elsewhere in this Offering Statement, including information with respect to our plans and strategy for our business and related financing, includes forward-looking statements that reflect our current views with respect to future events and financial performance, which involve risks and uncertainties. Forward-looking statements are often identified by words like: "believe", "expect", "estimate", "anticipate", "intend", "project" and similar expressions, or words that, by their nature, refer to future events. You should not place undue certainty on these forward-looking statements, which apply only as of the date of this Offering Statement. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical results or our predictions. You should review the "Risk Factors" section of this prospectus for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis. Even if we are able to raise enough money through this offering to commence operations, we cannot guarantee that once operations commence, we will stay in business after doing so. If we are unable to successfully attract customers, we may quickly use up the proceeds from this offering.

USE OF PROCEEDS

There is no assurance that the net proceeds from this offering will be sufficient to continue development of our business indefinitely; therefore, we may need to raise additional financing, which may not be available when needed or may not be available on terms acceptable to us, if at all. Additional financing may result in dilution to existing stockholders. Failure to secure needed additional financing, if needed, may have a material adverse effect on our business, financial condition, and results of operations.

Consumer Cooperative Group, Inc.	Minimum Raise	% used	Maximum Raised	% used
Total Proceeds	$3,000	100%	$5,000,000	100%
Escrow & Related Fees	$530	17.7%	$42,540	0.9%
Transfer Agent & Related Fees	$150	5%	$11,950	0.2%
General & Administrative	$810	27%	$25,000	0.5%
Marketing	$300	10%	$37,500	0.8%
Working Capital	$1,000	33.3%	$93,750	1.9%
Real Estate Acquisitions	$0	0%	$4,174,260	83%
Regulation A preparation fees & NYSE American Application, Registration and other Listing process fees	$0	0.0%	$100,000	2.0%
Legal Fees	$0	0%	$37,500	0.8%
Accounting Fees	$0	0%	$7,500	0.2%
Executive Salary	$0	0.0%	$90,000	1.8%
Manager Salary	$0	0.0%	$30,000	0.6%
Funding Portal Fee	$210.00	7.00%	$350,000	7.00%
Net Proceeds	($0.00)	100.00%	($0.00)	100.00%

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the Company or its sole executive officer and director.

Compliance Failure

The Company has not previously failed to comply with the reporting requirements of Section 202 of Regulation CF.

Annual Report

The Company will make annual reports available in the investor portal section on its website at https://www.ccg.coop/. The annual reports will be available within 120 days of the end of the Company's most recent calendar year.

Additional Material Information

The Company represents that there is not any material information necessary in order to make the statements made in this Offering Statement, considering the circumstances under which they were made, not misleading.

MANAGEMENT

Current Officers and Directors

Mr. Tanen Andrews is the current Officer, Director and is the controlling shareholder of the company.

Mrs. Tomica Hogg-Andrews is a current Officer and Director and is a controlling shareholder of the company.

Related Person Transactions

From time to time, we may engage in transactions with related persons. Related persons are defined as any manager or officer of the Company; any person who is the beneficial owner of 10% or more of the Company's outstanding voting equity securities, calculated based on voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

Conflicts of Interest

The Company and its Managers may have other business interests and may engage in other activities in addition to those relating to the Company. The Manager has a duty to disclose conflicts of interest that may exist between the interests of the Manager and its Affiliates and the interests of the Company.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Tanen Andrews, as Officer, Director and certifies the financial information disclosed and included in its Form C is complete and accurate.



Tanen Andrews

Founder/CEO

Tomica Hogg- Andrews

President/Director